Trans-Orient Petroleum Provides Clarification on Press Reports Relating to the Company’s Independent Resource Assessment

October 23, 2008, Vancouver, B.C. Trans-Orient Petroleum Ltd. (OTCBB: TOPLF) would like to clarify certain matters reported in the press relating to its announcement on October 21, 2008, concerning the independent assessment of the resource potential of the Company’s permits located in the East Coast Basin of New Zealand as prepared by AJM Petroleum Consultants.

The Company wishes to clarify that certain press reports have incorrectly stated that oil had been found and or discovered within the Company’s East Coast Basin permits.

Although there are a number of oil and gas seeps naturally occurring on these lands, the Company’s permits and the associated work programmes are at the initial stages of exploration and a significant amount of work is required to be conducted by the Company in order to determine if any portion of the prospective resources will be discovered, and if discovered, if they will be commercially viable to produce.

The Company commissioned the resource assessment report as part of its ordinary course of business relating to its November 2008 deadline that requires the Company to commit to drilling exploratory wells in each of our two East Coast Basin permits by November 8, 2009.

The report was filed as required under National Instrument 51-102 as a material document with the British Columbia Securities Commission on the SEDAR website at http://www.sedar.com as it disclosed an estimate of the prospective resources of the Company’s East Coast Basin permits and the associated original hydrocarbon in place within those permits. The resource potential was independently determined in accordance with the business practices, evaluation procedures, and resource definitions contained within National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and in the Canadian Oil and Gas Evaluation Handbook.

The term “Prospective Resources” refers to those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective Resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the resources will be discovered. If discovered there is no certainty that it will be commercially viable to produce any of the resources.

Headquartered in Calgary, Canada, AJM Petroleum Consultants employs over 70 staff members, and provides expertise in all areas of oil and gas, including the unconventional reserves and resources of coalbed methane, tight gas, shale gas, bitumen and heavy oil. Copies of the AJM report can be accessed electronically through Trans- Orient's website at http://www.transorient.com. The report has also been filed with the British Columbia Securities Commission on the SEDAR website at http://www.sedar.com

Contact:
Gath Johnson, CEO
+1.604.682 -6496
http://www.transorient.com/

Forward-Looking Statements:
This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered hydrocarbon resource potential, exploration, potential reservoirs, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, exploration successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.